Exhibit (a)(5)(iii)

Turquoise Hill Minority Shareholders to Receive C$43.00 in Cash Per Share on the Rio Tinto Transaction Turquoise Hill’s Board of Directors unanimously recommends minority shareholders vote FOR Rio Tinto’s C$43.00 per share cash transaction. A 67% premium to Turquoise Hill’s closing price the day before Rio Tinto’s initial proposal Certainty of value and immediate liquidity with an all-cash offer Limited conditions to completion of the transaction Outcome of robust arm’s length negotiation process which resulted in multiple material price increases compared to Rio Tinto’s initial proposal Visit turquoisehill.com/riotintotransaction for more information. Vote Now to Receive C$43.00 in Cash for Each Turquoise Hill Share You Own Voting Deadline: 10:30a.m. (Montréal time), October 28, 2022* Voting is fast and easy. For help voting, please contact Kingsdale Advisors at 1-888-370-3955 (toll-free in North America), or 1-416-867-2272 (outside of North America), or by email at contactus@kingsdaleadvisors.com. TURQUOISE HILL *(or if the Meeting adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting)